FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Flash report, dated August 1, 2019, on the consolidated financial results for the first quarter of fiscal 2019 (April 1, 2019-June 30, 2019) < under IFRS>.

2.	Press release, dated August 1, 2019, announcing the forecasts for performance.

3.	Press release, dated August 1, 2019, announcing the forecasts for dividend.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: August 1, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

Flash Report

Consolidated Basis

Results for the First Quarter of Fiscal 2019

(April 1, 2019—June 30, 2019)

<under IFRS>

August 1, 2019

Company name:	Nippon Steel Corporation
Stock listing:	Tokyo, Nagoya, Sapporo, Fukuoka stock exchanges
Code number:	5401
URL:	https://www.nipponsteel.com/en/index.html
Representative:	Eiji Hashimoto, Representative Director and President
Contact:	Fumiaki Ohnishi, General Manager, Public Relations Center
Telephone:	+81-3-6867-2130
Scheduled date to submit Securities Report:	August 8, 2019
Scheduled date to pay dividends:	—
Preparation of supplemental explanatory materials:	Yes
Holding of quarterly financial results meeting:	Yes (for investment analysts)

(All amounts have been truncated to the nearest millions of Japanese yen.)

1. Consolidated Operating Results and Financial Position through the First Quarter of Fiscal 2019

(April 1, 2019—June 30, 2019)

(1) Consolidated Operating Results (Accumulated)

	(Percentage figures are changes from the same period of the previous fiscal year.)
	Revenue		Business profit (*)		Operating profit		Profit before income taxes		Profit
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
First quarter of Fiscal 2019	1,522,479	4.3	60,600	(33.1)	60,600	(33.1)	56,241	(34.8)	38,904	(56.8)
First quarter of Fiscal 2018	1,459,992	—	90,615	—	90,615	—	86,270	—	89,959	—

	Profit attributable to owners of the parent		Total comprehensive income		Basic earnings per share		Diluted earnings per share
	Millions of yen	%	Millions of yen	%	Yen		Yen
First quarter of Fiscal 2019	33,325	(61.0)	28,006	(35.7)	36.20		—
First quarter of Fiscal 2018	85,397	—	43,539	—	96.75		—

(*)

Business Profit on Consolidated Statements of Profit or Loss indicates the results of sustainable business activities, and is an important measure to compare and evaluate the Company’s consolidated performance continuously. It is defined as being deducted Cost of sales, Selling general and administrative expenses and Other operating expenses from Revenue, and added Equity in profit of unconsolidated subsidiaries and affiliates and Other operating income. Other operating income and expenses is composed mainly of Dividend income, Foreign exchange gains or losses, Loss on disposal of fixed assets.

(2) Consolidated Financial Position

	Total assets	Total equity	Total equity attributable to owners of the parent	Ratio of total equity attributable to owners of the parent to total assets
	Millions of yen	Millions of yen	Millions of yen	%
First quarter of Fiscal 2019	8,011,751	3,593,248	3,213,507	40.1
Fiscal 2018	8,049,528	3,607,367	3,230,788	40.1

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	End of fiscal year	Fiscal year
	Yen	Yen	Yen	Yen	Yen
Fiscal 2018	—	40.00	—	40.00	80.00
Fiscal 2019	—
Fiscal 2019 (Forecasts)		10.00	—	—	—

Notes:	Whether the dividends forecasts under review have been revised: Yes

3. Consolidated Financial Forecasts for Fiscal 2019 (April 1, 2019—March 31, 2020)

	(Percentage figures are changes from the same period of the previous fiscal year.)
	Revenue		Business profit		Profit attributable to owners of the parent		Basic earnings per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
First half of Fiscal 2019	3,000,000	2.0	70,000	(55.7)	30,000	(74.3)	33.0
Fiscal 2019	—	—	150,000	(55.5)	—	—	—

Notes:	1.	Whether the consolidated financial forecasts for fiscal 2019 under review have been revised: Yes

2.

For further details, please refer to page 4, “1. Qualitative Information for the First Quarter of Fiscal 2019 (2) Explanation of Information on Future Estimates, Including Consolidated Earnings Forecasts.”

* Notes

(1) Changes in significant subsidiaries during the period: None

(2) Changes in accounting policies and changes in accounting estimates

 (a) Changes in accounting policies required by IFRS: Yes

 (b) Changes other than those in (a) above: None

 (c) Changes in accounting estimates: None

Note:	For further details, please refer to page 11, “2. Quarterly Condensed Consolidated Financial Statements and Major Notes (4) Notes to the Quarterly Condensed Consolidated Financial Statements (Changes in Accounting Policies Required by IFRS).”

(3) Number of shares outstanding (common shares)

 (a) Number of shares outstanding at the end of the period (including treasury stock)

First quarter of Fiscal 2019	950,321,402 shares
Fiscal 2018	950,321,402 shares

 (b) Number of treasury stock at the end of the period

First quarter of Fiscal 2019	29,905,466 shares
Fiscal 2018	29,797,955 shares

 (c) Weighted average number of shares outstanding

First quarter of Fiscal 2019	920,440,643 shares
First quarter of Fiscal 2018	882,608,431 shares

*	This quarterly flash report is not subject to quarterly review procedures.

*	Explanation of the appropriate use of performance forecasts and other related items

(Explanation of the appropriate use of performance forecasts)

The forward-looking statements included in this flash report are based on the assumptions, forecasts, and plans of the Company as of the date on which this document is made public. The Company’s actual results may differ substantially from such statements due to various risks and uncertainties.

Nippon Steel Corporation (5401)

The First Quarter of Fiscal 2019

Nippon Steel Corporation (5401)

The First Quarter of Fiscal 2019

1. Qualitative Information for the First Quarter of Fiscal 2019

(1) Explanation of Operating Results

Global and Domestic Economic Conditions in the First Quarter of Fiscal 2019

The global economy was characterized by firm private consumption and capital expenditure in the United States and slower growth in China, particularly for private consumption, against the backdrop of the trade friction between the United States and China, which prompted the Chinese government to focus on infrastructure investment to support the economy. Japanese economic conditions have continued to improve moderately on the back of improving employment and income conditions, but with exports and production activity remaining weak, economic sentiment is still somewhat subdued.

Operating Results by Business Segment in the First Quarter of Fiscal 2019

The Nippon Steel Corporation Group’s business segments strived to respond to the changing business environment and to improve revenue and profit. An overview of operating results by business segment is shown below.

	(Billions of yen)
	Revenue		Business Profit
	1Q FY2019	1Q FY2018	1Q FY2019	1Q FY2018
Steelmaking and Steel Fabrication	1,346.7	1,301.8	56.0	84.1
Engineering and Construction	78.4	70.2	3.8	(0.3)
Chemicals and Materials*	54.4	59.9	3.5	6.2
System Solutions	82.1	59.0	7.9	5.4

Total	1,561.7	1,491.0	71.4	95.4

Adjustments	(39.2)	(31.0)	(10.8)	(4.8)

Consolidated total	1,522.4	1,459.9	60.6	90.6

*

The Chemicals segment and New Materials segment were merged to form the Chemicals and Materials segment after Nippon Steel Chemical & Material Co., Ltd. was established in October 2018 following the merger of Nippon Steel & Sumikin Chemical Co., Ltd. and Nippon Steel & Sumikin Materials Co., Ltd. The figures for the Chemicals and Materials segment in fiscal 2018 are the total sum of the Chemicals segment and the New Materials segment.

Steelmaking and Steel Fabrication

The Steelmaking and Steel Fabrication segment saw generally solid demand in Japan from the automotive and construction industries but weak demand growth overseas, particularly for flat steel products, owing largely to reduced production of consumer goods in China amid concern regarding deteriorating economic conditions. Steel prices in Japan remained generally at high levels, while the overseas market showed a slower recovery pace from the declines in the second half of the previous fiscal year.

In these conditions, profit declined year on year in the first quarter of fiscal 2019 due to a rise in raw material prices, the impacts from the electricity outage caused by lightning at the Kimitsu Works, inventory valuation difference, and other factors.

The Steelmaking and Steel Fabrication segment recorded revenue of ¥1,346.7 billion (¥1,301.8 billion in the same period of the previous fiscal year) and business profit of ¥56.0 billion (¥84.1 billion).

Nippon Steel Corporation (5401)

The First Quarter of Fiscal 2019

Engineering and Construction

Nippon Steel Engineering Co., Ltd. builds and operates plants in the steelworks, environmental, and energy fields and provides comprehensive engineering technology worldwide for various types of structures, including large steel structure buildings, ultra-high-rise buildings, and pipeline facilities. In the first quarter of fiscal 2019, the company achieved steady progress in projects in various fields through strict project execution management and completed a number of projects in Japan. In addition, its affiliated companies generated improved earnings.

As a result, the Engineering and Construction segment recorded revenue of ¥78.4 billion (¥70.2 billion in the same period of the previous fiscal year) and business profit of ¥3.8 billion (business loss of ¥0.3 billion).

Chemicals and Materials

Nippon Steel Chemical & Material Co., Ltd. continued to attract strong demand for its core needle coke in the coal chemical business and increased sales of carbon fiber composite materials, primarily for repair and reinforcement applications, in the civil engineering and construction fields. Sales were weak in the chemicals business owing to sluggish benzene prices and severe business conditions for smartphone and semiconductor materials amid the US-China trade friction in the electronics and functional materials field.

The Chemicals and Materials segment posted revenue of ¥54.4 billion (¥59.9 billion in the same period of the previous fiscal year) and business profit of ¥3.5 billion (¥6.2 billion).

System Solutions

Nippon Steel Solutions Co., Ltd. (NS Solutions) provides advanced solution services in the planning, configuration, operation, and maintenance of IT systems for clients in a wide range of business fields to keep pace with the changing business environments. Business conditions continued to be favorable for the company in the first quarter of fiscal 2019 amid active investment in systems of clients. NS Solutions provided preventive maintenance solutions using IoT and AI for facilities and supplied construction support to Nippon Steel for data analysis and AI development platforms using advanced IT technologies.

The System Solutions segment recorded revenue of ¥82.1 billion (¥59.0 billion in the same period of the previous fiscal year) and business profit of ¥7.9 billion (¥5.4 billion).

Sales and Profit for the First Quarter of Fiscal 2019

In the first quarter of fiscal 2019, Nippon Steel posted revenue of ¥1,522.4 billion (¥1,459.9 billion in the same period of the previous fiscal year), business profit of ¥60.6 billion (¥90.6 billion), and profit for the quarter attributable to owners of the parent of ¥33.3 billion (¥85.3 billion).

Nippon Steel Corporation (5401)

The First Quarter of Fiscal 2019

(2) Explanation of Information on Future Estimates, Including Consolidated Earnings Forecasts

Consolidated Earnings Forecasts

Nippon Steel expects the broadening impact from the prolonged trade friction between the United States and China to lead to ongoing strong concern about an overall economic slowdown, particularly in China. The Company anticipates that conditions in the Japanese economy will reflect heightened concern about future uncertainty stemming from the potential impact of global economic conditions.

Concerning demand and prices for steel, steel demand in Japan for indirect exports are sluggish, as some export industries are showing signs of a slowdown. In addition, there is some concern over potential economic deceleration overseas from prolonged US-China trade friction and other factors. Future developments will require close monitoring.

In these conditions, Nippon Steel plans to report revenue of ¥3,000 billion, business profit of ¥70 billion, and profit for the first half attributable to owners of the parent of ¥30 billion in its consolidated earnings for the first half of fiscal 2019.

With regard to full-year 2019 consolidated earnings, the Company intends to promote measures to enhance the overall stability of its facilities and operations, to improve the cost structure, and to steadily raise long-term contractual prices amid the heightened uncertain outlook described above. However, the Company is also encountering unexpected developments, such as significant narrowing of profit margins, particularly for export products for spot markets, and a deteriorating product mix associated with a decline in steel demand for indirect exports, both of which are based on the assumption that the current state of high raw material prices and low steel product prices persists, in addition to the impact of the electrical outage caused by lightning at the Kimitsu Works. The Company is also projecting an increased depreciation burden and lower inventory valuation gains. Business profit is therefore likely to reach only ¥150 billion for fiscal 2019.

In these conditions, the Company will take steps to improve its current earnings while also implementing measures geared to medium- and long-term growth. Specific measures include prompt generation of maximum synergies from the integration and reorganization with Nippon Steel Nisshin Co., Ltd., Sanyo Special Steel Co., Ltd. and Ovako AB, and decision on capital expenditure on electrical steel sheet production at the Yawata Works, promoting investment in fields and regions where demand is expected to continue growing and where the Company’s competitive edge can be demonstrated. The Company will also execute cash management (raising efficiency in implementing asset compression and capital expenditures) with a focus on financial discipline. Moreover, the Company will start to work out specific plans on far-sighted drastic measures to be prepared even for the emergence of new risks and to enhance profit base. Plans will be announced one by one as they are put into concrete shape.

Nippon Steel Corporation (5401)

The First Quarter of Fiscal 2019

Basic Profit Distribution Policy and the Interim Dividend Distribution

Nippon Steel’s basic profit distribution policy is to pay dividends from distributable funds at the end of the first half (interim) and second half (year-end) of the fiscal year, in consideration of the consolidated operating results and such factors as capital requirements for investment and other activities aimed at raising corporate value and performance prospects while also considering the financial structure of the Company on both consolidated and non-consolidated bases.

The Company has adopted a consolidated payout ratio target of around 30% as the benchmark for the “payment of dividends from distributable funds in consideration of the consolidated operating results.” The level of the first-half dividend is determined based on consideration of interim performance figures and forecasts for the full fiscal year performance.

Regarding the dividend from retained earnings for the end of the second quarter (interim), in accordance with the policy described above, the Company is planning to pay a dividend of ¥10 per share (representing a consolidated dividend payout ratio of around 31%).

Nippon Steel Corporation (5401)

The First Quarter of Fiscal 2019

2. Quarterly Condensed Consolidated Financial Statements and Major Notes

(1) Quarterly Condensed Consolidated Statements of Financial Position

	(Millions of Yen)
ASSETS	March 31, 2019	June 30, 2019
Current assets :
Cash and cash equivalents	163,176	185,370
Trade and other receivables	968,333	847,906
Inventories	1,567,116	1,626,949
Other financial assets	16,915	23,035
Other current assets	143,669	143,567
Total current assets	2,859,211	2,826,829

Non-current assets :
Property, plant and equipment	3,246,669	3,203,126
Right-of-use assets	—	78,450
Goodwill	52,803	52,137
Intangible assets	106,131	102,784
Investments accounted for using the equity method	793,146	791,835
Other financial assets	812,668	770,842
Defined benefit assets	82,247	84,520
Deferred tax assets	88,357	92,926
Other non-current assets	8,292	8,297
Total non-current assets	5,190,316	5,184,922

Total assets	8,049,528	8,011,751

Nippon Steel Corporation (5401)

The First Quarter of Fiscal 2019

	(Millions of Yen)
	March 31, 2019	June 30, 2019
LIABILITIES
Current liabilities :
Trade and other payables	1,611,403	1,456,564
Bonds, borrowings and lease liabilities	515,355	619,452
Other financial liabilities	1,017	4,465
Income taxes payable	38,719	22,309
Other current liabilities	34,042	44,838
Total current liabilities	2,200,538	2,147,631

Non-current liabilities :
Bonds, borrowings and lease liabilities	1,853,876	1,886,314
Other financial liabilities	6,501	6,413
Defined benefit liabilities	186,755	186,105
Deferred tax liabilities	28,253	29,987
Other non-current liabilities	166,235	162,049
Total non-current liabilities	2,241,622	2,270,871

Total liabilities	4,442,160	4,418,503

EQUITY
Common stock	419,524	419,524
Capital surplus	393,917	391,737
Retained earnings	2,300,175	2,303,032
Treasury stock	(58,831)	(59,030)
Other components of equity	176,000	158,242
Total equity attributable to owners of the parent	3,230,788	3,213,507

Non-controlling interests	376,579	379,741

Total equity	3,607,367	3,593,248

Total liabilities and equity	8,049,528	8,011,751

Nippon Steel Corporation (5401)

The First Quarter of Fiscal 2019

(2) Quarterly Condensed Consolidated Statements of Profit or Loss and

Quarterly Condensed Consolidated Statements of Comprehensive Income or Loss

Quarterly Condensed Consolidated Statements of Profit or Loss	(Millions of Yen)
	First quarter of Fiscal 2018	First quarter of Fiscal 2019
Revenue	1,459,992	1,522,479
Cost of sales	(1,261,736)	(1,349,543)

Gross profit	198,256	172,935

Selling, general and administrative expenses	(141,000)	(148,725)
Share of profit in investments accounted for using the equity method	21,451	17,287
Other operating income	22,040	32,288
Other operating expenses	(10,133)	(13,185)

Business profit	90,615	60,600

Operating profit	90,615	60,600

Finance income	1,516	1,513
Finance costs	(5,861)	(5,872)

Profit before income taxes	86,270	56,241

Income tax expense	3,688	(17,337)

Profit	89,959	38,904

Profit attributable to :
Owners of the parent	85,397	33,325
Non-controlling interests	4,561	5,578

Earnings per share
Basic earnings per share (Yen)	96.75	36.20

Quarterly Condensed Consolidated Statements of Comprehensive Income or Loss	(Millions of Yen)
	First quarter of Fiscal 2018	First quarter of Fiscal 2019
Profit	89,959	38,904
Other comprehensive income
Items that cannot be reclassified to profit or loss
Changes in fair value of financial assets measured at fair value through other comprehensive income	(4,179)	(8,713)
Remeasurements of defined benefit plans	3,986	2,811
Share of other comprehensive income of investments accounted for using the equity method	(284)	(1,398)

Subtotal	(477)	(7,300)

Items that might be reclassified to profit or loss
Changes in fair value of cash flow hedges	1,622	(3,471)
Foreign exchange differences on translation of foreign operations	(36,094)	(481)
Share of other comprehensive income of investments accounted for using the equity method	(11,469)	355

Subtotal	(45,941)	(3,596)

Total other comprehensive income, net of tax	(46,419)	(10,897)

Total comprehensive income	43,539	28,006

Comprehensive income attributable to:
Owners of the parent	42,290	21,979
Non-controlling interests	1,249	6,026

Nippon Steel Corporation (5401)

The First Quarter of Fiscal 2019

(3) Quarterly Condensed Consolidated Statements of Changes in Equity

First quarter of Fiscal 2018	(Millions of Yen)
	Equity attributable to owners of the parent
					Other components of equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans
Balance at beginning of the year	419,524	386,867	2,141,658	(132,162)	334,701	—
Changes of the year
Comprehensive income
Profit			85,397
Other comprehensive income					(5,309)	4,172
Total comprehensive income	—	—	85,397	—	(5,309)	4,172
Transactions with owners and others
Cash dividends			(35,355)
Purchases of treasury stock				(10)
Disposals of treasury stock		0		1
Changes in ownership interests in subsidiaries		1,854
Transfer from other components of equity to retained earnings			8,885		(4,712)	(4,172)
Business combinations and others				(3)
Subtotal	—	1,854	(26,470)	(13)	(4,712)	(4,172)

Balance as of June 30, 2018	419,524	388,722	2,200,586	(132,175)	324,679	—

	Equity attributable to owners of the parent				Non-controlling interests	Total equity
	Other components of equity			Total equity attributable to owners of the parent
	Changes in fair value of cash flow hedges	Foreign exchange differences on translation of foreign operations	Total
Balance at beginning of the year	(6,600)	(6,998)	321,101	3,136,991	387,905	3,524,896
Changes of the year
Comprehensive income
Profit				85,397	4,561	89,959
Other comprehensive income	1,958	(43,929)	(43,107)	(43,107)	(3,312)	(46,419)
Total comprehensive income	1,958	(43,929)	(43,107)	42,290	1,249	43,539
Transactions with owners and others
Cash dividends				(35,355)	(4,533)	(39,888)
Purchases of treasury stock				(10)		(10)
Disposals of treasury stock				1		1
Changes in ownership interests in subsidiaries				1,854	(1,857)	(3)
Transfer from other components of equity to retained earnings			(8,885)	—		—
Business combinations and others				(3)	(45)	(49)
Subtotal	—	—	(8,885)	(33,513)	(6,436)	(39,950)

Balance as of June 30, 2018	(4,641)	(50,928)	269,109	3,145,767	382,717	3,528,485

Nippon Steel Corporation (5401)

The First Quarter of Fiscal 2019

First quarter of Fiscal 2019	(Millions of Yen)
	Equity attributable to owners of the parent
					Other components of equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Changes in fair value of financial assets measured at fair value through other comprehensive income	Remeasurements of defined benefit plans
Balance at beginning of the year	419,524	393,917	2,300,175	(58,831)	248,020	—
Changes of the year
Comprehensive income
Profit			33,325
Other comprehensive income					(11,008)	3,083
Total comprehensive income	—	—	33,325	—	(11,008)	3,083
Transactions with owners and others
Cash dividends			(36,880)
Purchases of treasury stock				(11)
Disposals of treasury stock		(10)		40
Changes in ownership interests in subsidiaries		(2,169)
Transfer from other components of equity to retained earnings			6,412		(3,329)	(3,083)
Business combinations and others				(228)
Subtotal	—	(2,180)	(30,468)	(199)	(3,329)	(3,083)

Balance as of June 30, 2019	419,524	391,737	2,303,032	(59,030)	233,682	—

	Equity attributable to owners of the parent				Non-controlling interests	Total equity
	Other components of equity			Total equity attributable to owners of the parent
	Changes in fair value of cash flow hedges	Foreign exchange differences on translation of foreign operations	Total
Balance at beginning of the year	(4,433)	(67,585)	176,000	3,230,788	376,579	3,607,367
Changes of the year
Comprehensive income
Profit				33,325	5,578	38,904
Other comprehensive income	(3,037)	(382)	(11,345)	(11,345)	448	(10,897)
Total comprehensive income	(3,037)	(382)	(11,345)	21,979	6,026	28,006
Transactions with owners and others
Cash dividends				(36,880)	(4,656)	(41,537)
Purchases of treasury stock				(11)		(11)
Disposals of treasury stock				29		29
Changes in ownership interests in subsidiaries				(2,169)	2,117	(52)
Transfer from other components of equity to retained earnings			(6,412)	—		—
Business combinations and others				(228)	(326)	(554)
Subtotal	—	—	(6,412)	(39,260)	(2,865)	(42,126)

Balance as of June 30, 2019	(7,471)	(67,968)	158,242	3,213,507	379,741	3,593,248

Nippon Steel Corporation (5401)

The First Quarter of Fiscal 2019

(4) Notes to the Quarterly Condensed Consolidated Financial Statements

(Going Concern Assumption)

None

(Changes in Accounting Policies Required by IFRS)

From the beginning of the first quarter of Fiscal 2019 (April 1, 2019—June 30, 2019), the Group has adopted IFRS 16 “Leases” (Issued in January 2016)(“IFRS 16”). In adopting IFRS 16, the Group has applied an approach of recognizing the cumulative effect of applying the standard as an adjustment to the beginning balance at the date of initial application, which is approved as a transitional measure.

In adopting IFRS 16, the Group has elected to apply the practical expedient detailed in paragraph C3 of IFRS 16 in determining whether a contract is, or contains, a lease by maintaining its previous assessment under IAS 17 “Leases” (“IAS 17”) and IFRIC 4 “Determining whether an Arrangement Contains a Lease”. On and after the date of initial application, the Group has determined whether a contract is, or contains, a lease in accordance with IFRS 16.

For leases previously classified as finance leases under IAS 17 and in which the Group is a lessee, the carrying amounts of the right-of-use assets and lease obligations as of the date of initial application have been respectively measured at the carrying amounts of the leased assets and lease liabilities under IAS 17 immediately before the date of initial application.

For leases previously classified as operating leases under IAS 17 and in which the Group is a lessee, the Group has recognized the right-of-use assets and lease liabilities as of the date of initial application. The lease liabilities are measured at the present value of the minimum lease payments as of the date of initial application discounted by the lessee’s incremental borrowing rate. The weighted average of the incremental borrowing rate is 0.5%. The right-of-use assets are measured at the carrying amounts computed under the assumption of applying the standard at the commencement date of the contract. The discount rate applied is the lessee’s incremental borrowing rate as of the date of initial application.

The breakdown of difference between the amount of non-cancellable operating lease contracts under IAS 17 as of the end of the Fiscal 2018 and the amount of lease liabilities recognized in the Quarterly Condensed Consolidated Statements of Financial Position as of the date of initial application is as follows.

(Millions of Yen)
Non-cancellable operating lease contracts as of March 31, 2019	45,800
Finance lease liabilities as of March 31, 2019	46,754
Non-cancellable lease contracts effective on or after the date of initial application	(12,226)
Lease liabilities as of the date of initial application (April 1, 2019)	80,328

The right-of-use assets recognized at the date of initial application in the Quarterly Condensed Statements of Financial Position is ¥79,770 million.

In adopting IFRS 16, the Group has applied the following practical expedients.

—

As an alternative of performing an impairment review, the Group relies on a previous assessment of whether leases are onerous in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” immediately before the date of initial application.

—	Exclusion of initial direct costs from the measurement of the right-of-use assets as of the date of initial application.

—	Use of hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

Nippon Steel Corporation (5401)

August 1, 2019

Nippon Steel Corporation

Code Number: 5401

Listings: Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges

Contact: Fumiaki Ohnishi, General Manager, Public Relations Center-Tel: +81-3-6867-2130

Supplementary Information on the Financial Results

for the First Quarter of Fiscal 2019

Japanese Steel Industry

1. Crude Steel Production

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	26.56	25.65	52.22	25.70	24.97	50.67	102.89
2019FY	26.10	(*) Approx.25.89	Approx.51.99
		(*)METI forecast

2. Inventory Volume

At the end of:		Inventory at manufacturers and distributors	Inventory /shipment ratio	Rolled sheets*1	H-flange beams*2
		(million tons)	(%)	(million tons)	(million tons)
June	2017	5.56	(139.9)	4.01	0.193
July	2017	5.42	(142.0)	3.95	0.189
Aug.	2017	5.66	(158.4)	4.14	0.179
Sep.	2017	5.70	(145.4)	4.16	0.182
Oct.	2017	5.83	(150.1)	4.11	0.176
Nov.	2017	5.66	(139.2)	4.00	0.173
Dec.	2017	5.67	(149.2)	4.04	0.175
Jan.	2018	5.86	(157.5)	4.15	0.185
Feb.	2018	5.81	(154.4)	4.12	0.196
Mar.	2018	5.83	(140.8)	4.21	0.200
Apr.	2018	5.79	(145.8)	4.15	0.196
May	2018	5.88	(150.2)	4.34	0.200
June	2018	5.93	(149.3)	4.41	0.207
July	2018	5.68	(143.0)	4.20	0.208
Aug.	2018	6.01	(170.7)	4.39	0.204
Sep.	2018	6.23	(176.5)	4.40	0.198
Oct.	2018	5.87	(132.0)	4.26	0.184
Nov.	2018	5.59	(133.8)	4.14	0.184
Dec.	2018	5.74	(151.6)	4.17	0.187
Jan.	2019	5.98	(154.4)	4.40	0.195
Feb.	2019	5.93	(152.5)	4.41	0.208
Mar.	2019	5.93	(141.6)	4.47	0.219
Apr.	2019	6.02	(160.6)	4.54	0.227
May	2019	6.11	(164.8)	4.62	0.227
June*3	2019	6.09	(158.8)	4.57	0.220

*1	Hot-rolled, cold-rolled and coated sheets
*2	Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation
*3	Preliminary report

Nippon Steel Corporation (5401)

August 1, 2019

Nippon Steel Corporation

3. Pig Iron Production

	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	10.25	10.24	20.49	10.24	10.13	20.37	40.86
2019FY	10.33	Approx.10.90	Approx.21.20
Including Hokkai Iron & Coke Co., Ltd. 4. Crude Steel Production (Consolidated basis (The Company and its consolidated subsidiaries))
	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	11.89	11.76	23.65	12.13	12.06	24.19	47.84
2019FY	12.44	Approx.12.00	Approx.24.50			Approx.24.50	Approx.49.00
(Non-consolidated basis)
	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	10.29	10.21	20.50	10.29	10.22	20.50	41.00
2019FY	10.27	Approx.10.20	Approx.20.50			Approx.20.50	Approx.41.00
5. Steel Products Shipment
	(million tons)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	9.57	8.99	18.56	9.92	9.48	19.41	37.97
2019FY	9.11	Approx.9.80	Approx.18.90			Approx.18.90	Approx.37.80
6. Average Price of Steel Products
	(thousands of yen / ton)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	87.2	90.2	88.7	91.5	90.9	91.2	89.9
2019FY	88.1	Approx.88	Approx.88
7. Export Ratio of Steel Products (Value basis)
	(%)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	41	41	41	40	37	39	40
2019FY	40	Approx.42	Approx.41

Nippon Steel Corporation (5401)

August 1, 2019

8. Foreign Exchange Rate
	(¥ / $)
	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2018FY	108	111	109	113	110	112	111
2019FY	111	Approx.110	Approx.110

9. Amount of Capital Expenditure and Depreciation

(Consolidated basis)

	(billions of yen)
	Capital Expenditure	Depreciation
2018FY	440.8	408.6
2019FY	Approx.500.0	Approx.450.0

For Immediate Release	August 1, 2019

Company name:	Nippon Steel Corporation
Representative:	Eiji Hashimoto, Representative Director and President
Code number:	5401
Contact:	Fumiaki Ohnishi, General Manager, Public Relations Center
Telephone:	+81-3-6867-2130

Announcement of Forecasts for Performance

In view of recent trends in performance, Nippon Steel Corporation (“the Company”) today announced its forecasts for the first half and the full fiscal year ending March 31, 2020, which had been undetermined at the time of the announcement of results for the fiscal year ended March 31, 2019 (on May 9, 2019).

Consolidated Financial Forecasts for the First Half of Fiscal 2019 (April 1, 2019-September 30, 2019)

	(Millions of yen, except per share figures)
	Revenue	Business profit	Profit attributable to owners of the parent	Earnings per share (¥)
Previous forecasts (A)	—	—	—	—
Current forecasts (B)	3,000,000	70,000	30,000	33.00
Change (B–A)	—	—	—
% change	—	—	—
(For reference)Actual for the first half of the previous fiscal year ended March 31, 2019(ø)	2,941,586	157,990	116,795	132.33

(ø)	In the second quarter of the previous fiscal year, rough figures based on IFRS were released, but actual values based on IFRS are stated above.

Consolidated Financial Forecasts for Fiscal 2019 (April 1, 2019-March 31, 2020)

(Millions of yen)
Business profit
Previous forecasts (A)	—
Current forecasts (B)	150,000
Change (B–A)	—
% change	—
(For reference) Actual for the previous fiscal year ended March 31, 2019	336,941

Non-Consolidated Financial Forecasts for Fiscal 2019 (April 1, 2019-March 31, 2020)

(Millions of yen)
Ordinary profit
Previous forecasts (A)	—
Current forecasts (B)	(65,000)
Change (B–A)	—
% change	—
(For reference) Actual for the previous fiscal year ended March 31, 2019	112,319

Reason for the Announcement

The Company has determined its forecasts for the performance of the first half and the full fiscal year ending March 31, 2020, which had not been estimated at the time of the previous announcement of results. For fiscal 2019 the Company is forecasting consolidated business profit of ¥150.0 billion and non-consolidated ordinary loss of ¥65.0 billion, partly due to significant narrowing of profit margins, particularly for export products for spot markets, assuming that the current state of high raw material prices and low steel product prices persists.

For Immediate Release

August 1, 2019

Company name:	Nippon Steel Corporation
Representative:	Eiji Hashimoto, Representative Director and President
Code number:	5401
Contact:	Fumiaki Ohnishi, General Manager, Public Relations Center
Telephone:	+81-3-6867-2130

Announcement of Forecasts for Dividend

The Board of Directors of Nippon Steel Corporation (“the Company”) held on August 1, 2019 has decided to announce the forecasts for the half year-end dividend from retained earnings as follows.

1. Reason for the Announcement

When the previous fiscal year results were announced on May 9, 2019, the Company had not determined a half year-end dividend distribution amount for the current fiscal year ending March 31, 2020. After due consideration of the earnings forecasts for the year and other factors, in accordance with the basic profit distribution policy previously announced, the Company is planning to pay a dividend of ¥10 per share (representing a consolidated dividend payout ratio of around 31%).

2. Details for the Announcement

	(yen)
	Dividends per share
	End of the first half	End of the second half	Full fiscal year
Previous forecasts (released on May 9, 2019)	—	—	—
Current forecasts	10	—	—
Actual for the current fiscal year ending March 31, 2020
Actual for the previous fiscal year ended March 31, 2019	40	40	80